Filed pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-131409

Registration Statement No. 333-132265

Issuer Free Writing Prospectus dated March 7, 2006

(Supplementing Preliminary Prospectus Dated February 22, 2006)

The information in this Issuer Free Writing Prospectus supplements the information contained in Kenexa Corporation’s Preliminary Prospectus dated February 22, 2006.

Issuer:	Kenexa Corporation
Total shares offered:

5,350,000 shares of common stock, including 2,425,000 shares to be sold by Kenexa and 2,925,000 shares to be sold by the selling shareholders. This represents an increase of 785,000 shares from the number of shares set forth on the cover page of the Preliminary Prospectus dated February 22, 2006, all of such additional shares to be sold by Kenexa.

Over-allotment option:

802,500 shares of common stock. This represents an increase of 117,750 shares from the number of shares set forth on the cover page of the Preliminary Prospectus dated February 22, 2006, all of such additional shares to be sold by Kenexa.

Last reported sale price of common stock on the Nasdaq National Market on March 7, 2006:	$27.55 per share

Public offering price:	$27.00 per share

Proceeds to Kenexa:

Approximately $61.0 (after deducting underwriting discounts and commissions and estimated offering expenses). If the underwriters exercise their over-allotment option in full, the proceeds to Kenexa from the offering will be approximately $66.6 million (after deducting underwriting discounts and commissions and estimated offering expenses).

Common stock outstanding after this offering:	19,933,854 shares (20,150,654 if the underwriters exercise their over-allotment option in full).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, or Cowen & Co., LLC, Prospectus Department at ADP, 1155 Long Island Avenue, Edgewood, New York 11717.